[Letterhead of Ministry of Economy and Finance]

March 10, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Coco, Esq.

Re:	Republic of Panama

Registration Statement Under Schedule B

File Number 333-157071

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Republic of Panama (the “Republic”) hereby requests acceleration of the effective date of the above referenced registration statement to 3:00 p.m. on Tuesday, March 10, 2009, or as soon thereafter as practicable.

The Republic confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, as they relate to the proposed public offering of securities specified in the above referenced registration statement.

Very truly yours,

/s/ Héctor E. Alexander
Héctor E. Alexander
Minister of Economy and Finance of the Republic of Panama